Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet and Facebook post related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: There is so much noise and misinformation about 5G out there that it’s virtually impossible to separate truth from BS, so I did it for you. Read up about #5GForAll now: [link to John J. Legere’s blog post below]

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Facebook post: There is so much noise and misinformation about 5G out there that it’s virtually impossible to separate truth from fiction—so I did it for you. Read up about #5GForAll, broadband and scaring the competition (including cable companies). [link to John J. Legere’s blog post below]

The following blog post was made available in connection with the transaction:

5G for All: More Choices for Consumers from Wireless to In-Home Broadband

John Legere | February 27, 2019

Last week, I shared an update on the progress we’re making toward becoming the New T-Mobile – and I promised that I’d be back with more soon, so here we go… I told you I’ve got a lot to say!

In this blog I’m talking about #5GforAll. Right now, there is so damn much noise and misinformation about 5G in the marketplace that it’s virtually impossible to separate truth from BS. So, I want to get real about the supercharged Un-carrier’s vision for America’s 5G future and why this is so incredibly important for everyone in this country – particularly those in rural areas.

Nationwide. Real. 5G. For All.

At its core, the New T-Mobile is about the promise of a bigger, better, faster 5G for America. 5G will fuel innovation across every industry, unleash new opportunities for economic growth and bring sustainable development and inclusive community engagement. It will create thousands of jobs, billions of dollars in savings and give people more choices and more opportunity. This is the most transformative technology of our lifetime – and making sure the US is a leader so that ALL Americans benefit from it is incredibly important.

But you’ve heard all that before. That’s what everyone is saying about 5G. What the other guys are NOT talking about is bringing truly transformational 5G networks to EVERYONE.

The fact is only the New T-Mobile will have the spectrum, network assets and scale to light up the country’s first truly nationwide, broad and deep 5G network across all types of radio spectrum – from big cities to rural America. We’ll do it by bringing together T-Mobile’s low-band and mmWave spectrum and Sprint’s mid-band spectrum on a combined network, to build the highest capacity network in U.S. history – a whopping 400 MHz+ total spectrum for customers nationwide on average. Adding up this spectrum held by both companies actually gives a multiplier to the network capacity we can bring to consumers. And far more than the stand-alone T-Mobile or Sprint can do without combining their spectrum and resources. We’ll also bring it to the country faster and we’ll deliver it to all corners of the US – not just in a few pockets within the country.

We’ve already laid the groundwork for this broad and transformative 5G network. Over the last 5 plus years, enabled by our acquisition of 600MHz just a few years back, T-Mobile has added nearly 2 million square miles of rural LTE coverage and grown our LTE network from covering zero people to covering most people in the US. The FCC hasn’t even cleared all of the 600 MHz spectrum we acquired, so there’s still more to do to reach every person in the US, but we’re moving fast to use every asset we have to bring broadband to the public. We know how to build broad networks, and that’s what we’ll do as the New T-Mobile – to truly connect the country with a broad and deep 5G service that can only be enabled by putting these two companies together.

CConnectivity is especially critical to millions of Americans in unserved, underserved and rural communities. Because what good is 5G if you can’t get access to it? We live in a global digital economy. Access to the mobile internet is as critical today as access to the highway system or electrical grid. It powers the modern digital economy and communities without meaningful connection will simply be left behind. We work closely with so many of our national and state leaders, including our nation’s Governors who represent those underserved communities, and we see how important it is to bridge this gap. As those leaders continue their efforts to bring mobile internet access to the communities they serve, we will be there to do our part by delivering great connectivity. We shouldn’t stand for this, and with the New T-Mobile, we won’t.

ONLY the New T-Mobile will have the clear spectrum assets and capital to build a REAL nationwide 5G network. Truly 5G for All. It will be the highest capacity network in the history of this country, with eight times more total network capacity than T-Mobile and Sprint today. That means ~15 times faster in 2024 than T-Mobile today (and remember, we’re the fastest LTE network today), with ~450 Mbps nationwide average download speeds, compared to around just 30-40 Mbps today! That’s more than fast enough to compete with home broadband … and talk about an industry in need of competition.

More Choice and Competition in Broadband.

Did you know that 48% of U.S. households have no competitive choice for in-home broadband service faster than 25 Mbps. And out of that group, 9 percent can’t get broadband service at all! And when we talk about 100 Mbps speeds, a whopping 79% of U.S. households have no competitive choice for in-home broadband!

With our new spectrum and scale, the New T-Mobile will break down that digital divide. We’ll cover 95.8% of this country’s roughly 62 million rural residents. And with the New T-Mobile 66% of Americans will get average speeds >100 Mbps by 2021, and that number soars to roughly 90% of Americans by 2024.

And that means a lot of families stand to save billions. Today, a household will typically pay a median price of around $80 per month for wired in-home broadband service – $960 per year. Seriously, nearly a thousand dollars a year just to have in-home broadband service! Thanks to lower prices and more competition, by 2024, the New T-Mobile is estimated to save American consumers up to $13 billion each year on home broadband alone! And it all starts very soon.

Scaring the Sh*t Out of the Competition – yes, that includes the Cable Co’s!

Of course, all of this has the Old Carriers and the Cableopoly running scared and doing all they can to stop our deal. That includes making up some straight-up BS. They want everyone to believe that America is doing just fine on 5G … but the cold hard truth is that we’re not. We’re behind other countries, and if we leave it up to AT&T and Verizon, we’ll be stuck with a spotty, thin 5G infrastructure for YEARS to come.

Verizon Aims for World Domination in Fakery

Verizon is talking up what amounts to 5G hot spots in big cities. They’re relying solely on mmWave spectrum, which is a big problem for two key reasons. First, mmWave doesn’t carry far. So, a 5G tower transmitting only mmWave covers less than one sad square mile (vs hundreds of square miles for low-band spectrum). Second, mmWave doesn’t penetrate buildings or walls very well, if at all. The signal gets blocked by walls, doors, windows, trees and more.

The coverage area for mmW spectrum is so small that offering any type of wide-area network coverage in these bands will prove difficult if not impossible. Just for kicks, we ran the numbers. Verizon, if you’re listening, it’s gonna cost you roughly $1.5 trillion for enough towers and cell sites to do nationwide 5G on mmWave alone. Can you hear me now? Guys, it ain’t gonna happen that way.

Verizon claimed to be first to launch 5G but where is it? One intrepid reporter found out it just covers a few blocks in four cities.

And even as embarrassing as this “coverage” is, it’s not even real 5G. It was something they made up and called “5G TF” or 5G Technical Forum. In fact, Verizon’s 5G is so phantom that no other phone maker or other wireless provider in the big, wide world supports it. And, do you know how many 5G smartphones will work with it? Zero. Or how many mobile customers will ever use it? Zero. This isn’t real 5G … but if we leave it to Verizon, this is the kind of 5G network we’re looking at in America for years as they try to offload customers from their congested network to build real 5G.

AT&T: “Hold My Beer”

If you ever had wondered who “dumber” is in “dumb and dumber,” wonder no more. AT&T isn’t even bothering to roll out fake 5G – they’re just rolling out a fake 5Gicon. They’re literally changing the icon on your phone – the same phone you had six months ago. The new icon says “5GE” when you’re on LTE – the same LTE you were on before. AT&T wants you to believe you’re getting something you’re not. Nothing has changed but the label.

And they’re both doing all this to convince you that everything is fine. They want you to believe we don’t need New T-Mobile because they’ve got this 5G thing covered. But they don’t. At all.

Even the Cableopoly is scared!

The Cableopoly have also gotten in on the game, branding their new service 10G. How transparent can you get? They’re scared about 5G … and the New T-Mobile … and finally having to compete, so they say they’ve got something twice as good – introducing 10G! This is the kind of BS we’re fighting to fix. And that’s why I’ve been pushing to make sure this merger happens!

5G for All

This is what’s at stake. It’s why Verizon and AT&T and the Cable guys are bending over backwards and doing some truly epically stupid and deceptive things to confuse customers and those looking at this deal. It won’t work, and it shouldn’t work. American consumers deserve better!

We won’t do fake 5G. We won’t do 5G for a few. And, in 2020, with the New T-Mobile, we plan to light up the country’s first truly nationwide, real 5G network – from big cities to rural America. Not some small iteration on 4G, but a truly transformative and breakthrough 5G network with breadth and depth to reach Americans all over the country! By 2024, for rural America, the network translates into better coverage (increased outdoor wireless coverage to reach 59.4 million rural residents, or 95.8 percent of the estimated 62 million rural residents!); improved signal quality and reliability; speed; and in-home service (at least 25/3 Mbps to 52.2 million rural residents over 2.4 million square miles, approximately 84.2 percent of rural residents!). It also means retail and customer care expansion with at least 600 new stores and 5 new customer experience centers – and more than 12,000 new jobs.

Even better, the New T-Mobile’s 5G network will set off a tsunami of tech innovation and economic growth that will touch all Americans. 5G and the New T-Mobile will create thousands of jobs, billions of dollars in value for the US economy. That means more choice and more opportunity for all us.

So, What Kind of 5G Do You Want?

Critics of our deal scoff that 5G will happen with or without the New T-Mobile, and they claim that this invalidates our arguments around why this transaction is needed. It doesn’t. Of course 5G will happen! We aren’t arguing that 5G won’t happen without this merger. The question for our country is this: what kind of 5G do we want? 5G can represent incremental improvement for some people in some areas — or it can mean truly transformational improvement for nearly all consumers nationwide. Our nation’s competitiveness depends on how well we are connected. We can’t fall behind in building truly game-changing 5G networks in this country, and the New T-Mobile will make sure that happens. For everyone.

We announced the merger with the hashtag #5GforAll. Not #5GforSome or #5GforAFewBlocksinSacramento. 5G for All. It’s more than a hashtag. It’s a rallying cry, and it’s a mission. One we intend to complete.

Stay tuned. I’m not done.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations;

and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.